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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                   Barra, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)

                                   068313-10-5
                     ---------------------------------------
                                 (CUSIP Number)

                                 August 28, 2002
                     ---------------------------------------
                          Date of Event Which Requires
                            Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

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CUSIP No.  068313-10-5                13G                      Page 2 of 6 pages
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(1)     NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Kamal Duggirala

--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION

        India
--------------------------------------------------------------------------------
                               (5)    SOLE VOTING POWER

                                      453,563*

                                      *Includes options to purchase 426,563
         NUMBER OF                    shares of the Issuer's Common Stock that
           SHARES                     are currently exercisable or that become
        BENEFICIALLY                  exercisable within 60 days after August
          OWNED BY                    28, 2002, as determined in accordance with
            EACH                      Rule 13d-3(d)(1). As of such date, Mr.
         REPORTING                    Duggirala also holds options to purchase
           WITH                       an additional 279,187 shares of the
                                      Issuer's Common Stock that are not
                                      currently exercisable and that will not
                                      become exercisable within 60 days after
                                      the date hereof.
                               -------------------------------------------------
                               (6)    SHARED VOTING POWER

                                      672,600
                               -------------------------------------------------
                               (7)    SOLE DISPOSITIVE POWER

                                      453,563*

                                      *Includes options to purchase 426,563
                                      shares of the Issuer's Common Stock that
                                      are currently exercisable or that become
                                      exercisable within 60 days after August
                                      28, 2002, as determined in accordance with
                                      Rule 13d-3(d)(1). As of such date, Mr.
                                      Duggirala also holds options to purchase
                                      an additional 279,187 shares of the
                                      Issuer's Common Stock that are not
                                      currently exercisable and that will not
                                      become exercisable within 60 days after
                                      the date hereof.
                               -------------------------------------------------
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CUSIP No.  068313-10-5                13G                      Page 3 of 6 pages
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                               -------------------------------------------------


                               -------------------------------------------------
                               (8)    SHARED DISPOSITIVE POWER

                                      672,600

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(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         1,126,163
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(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                     [ ]

        Not Applicable
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.4%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON

        IN

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CUSIP No.  068313-10-5                13G                      Page 4 of 6 pages
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--------------------------------------------------------------------------------

ITEM 1(a).         NAME OF ISSUER

                   Barra, Inc.

ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                   2100 Milvia Street
                   Berkeley, California  94704

ITEM 2(a).         NAME OF PERSON FILING

                   Kamal Duggirala

ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                   2100 Milvia Street, Berkeley, CA 94704 U.S.A.

ITEM 2(c).         CITIZENSHIP OR PLACE OF ORGANIZATION

                   India

ITEM 2(d).         TITLE OF CLASS OF SECURITIES

                   Common Stock

ITEM 2(e).         CUSIP NUMBER

                   068313-10-5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                   Not Applicable

ITEM 4.            OWNERSHIP

                   The information required by this Item 4 is set forth on the cover page of this Schedule 13G in Items 5-11 thereof and such Items are incorporated herein by reference. Of the 1,126,163 shares beneficially owned by the Reporting Person, 672,600 shares are held by the Reporting Person and his spouse as joint tenants with right of survivorship, 27,000 shares are held by the Reporting Person directly, and the remaining 426,563 shares are subject to options held by the Reporting Person that are currently exercisable or that become exercisable within 60 days after August 28, 2002. As of such date, the Reporting Person also holds options to purchase an additional 279,187 shares of the Issuer's Common Stock that are not currently exercisable and that will not become exercisable within 60 days after the date hereof. See also Item 6 below. The share amounts and percentages reported as beneficially owned by the Reporting Person in this
                   Schedule 13G are based upon 20,347,274 shares of the Issuer's Common Stock outstanding as of August 6, 2002, as reported on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2002, plus the number of shares issuable upon exercise of options held by the Reporting Person that are currently exercisable or that will become exercisable within 60 days after the date hereof.

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CUSIP No.  068313-10-5                13G                      Page 5 of 6 pages
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ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   Not Applicable

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON

                   The shares of Common Stock of the Issuer beneficially owned by the Reporting Person may be subject to community property laws where applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                   Not Applicable

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                   Not Applicable

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP

                   Not Applicable

ITEM 10.           CERTIFICATION

                   Not Applicable
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CUSIP No.  068313-10-5                13G                      Page 6 of 6 pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     September 11, 2002
                                             -----------------------------------
                                                             Date

                                                     /s/ Kamal Duggirala
                                             -----------------------------------
                                                          Signature

                                                       Kamal Duggirala
                                             -----------------------------------
                                                          Name/Title